Mail Stop 4561

September 26, 2008

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, New Jersey 07960

> **Re: Access Integrated Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 12, 2008**
> **File No. 333-153467**

Dear Mr. Mayo:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Any comments pertaining to the Form 10-K for the fiscal year ended March 31, 2008 must be resolved before we are able to complete our review of the above cited registration statement.

Cover Page

2.   Your cover page indicates that you have nine concurrent offerings. Please consider disclosing the aggregate number of shares available for resale on the cover page and providing the more extensive disclosure such as the file numbers to which they pertain in a section of the registration statement not subject to Rule 421(d) of Regulation C.

Selling Shareholders, page 18

3.   We note that you disclose that Silver Oak and Goldman Sachs are affiliates of broker-dealers. Please confirm that the other selling shareholders are not broker-dealers or affiliates of broker-dealers. With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Exhibits

4.   Please incorporate by reference into this Form S-3 the securities purchase agreements dated August 24, 2007 and related agreements pertaining to the securities in this resale registration statement. It appears that you filed these documents in the Form 8-K filed on August 29, 2007. Refer to Item 601 of Regulation S-K.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs

cc: Via Facsimile (212) 808-7897
        Avery S. Fischer
        Carol W. Sherman
        Kelley Drye & Warren LLP